ALUMIS INC.

280 East Grand Avenue

South San Francisco, CA 94080

(650) 231-6625

August 15, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alumis Inc.
Registration Statement on Form S-3
Filed July 3, 2025
File No. 333-288510

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-3 (File No. 333-288510) (the “Registration Statement”) to become effective on Tuesday, August 19, 2025, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Chadwick Mills of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Chadwick Mills of Cooley LLP, counsel to the Registrant, at (650) 843-5654, or in his absence Christine Turner of Cooley LLP at (720) 566-4163.

Very truly yours,

ALUMIS INC.

By:	/s/ Martin Babler
Name:	Martin Babler
Title:	President & Chief Executive Officer

cc:	Kristin VanderPas, Cooley LLP

Chadwick Mills, Cooley LLP

Christine Turner, Cooley LLP